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                                                                       EXHIBIT 1

THE THOMSON CORPORATION                                           [THOMSON LOGO]
Toronto Dominion Bank Tower, Suite 2706
PO Box 24, Toronto-Dominion Centre
Toronto, Ontario M5K 1A1
Tel (416) 360-8700   Fax (416) 360-8812
www.thomson.com


NEWS RELEASE


INVESTOR CONTACT:                      MEDIA CONTACT:
----------------                       -------------
John Kechejian                         Janey Loyd
Vice President, Investor Relations     Vice President, Corporate Communications
(203) 328-9470                         (203) 328-8342
john.kechejian@thomson.com             janey.loyd@thomson.com

                                       Jason Stewart
                                       Director, Public Relations
                                       (203) 328-8339
                                       jason.stewart@thomson.com

FOR IMMEDIATE RELEASE
--------------------------------------------------------------------------------
                   THOMSON REPORTS FIRST-QUARTER 2002 RESULTS
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(Unless otherwise stated, all amounts are in US dollars)

TORONTO, MAY 2, 2002 - The Thomson Corporation (TSX:TOC) today reported first-quarter 2002 revenues and earnings before interest, tax, depreciation and amortization (EBITDA) in line with the Corporation's expectations. Revenues from ongoing businesses were $1.7 billion, an increase of 13 percent over the first quarter of 2001. EBITDA from ongoing businesses increased less than one percent to $229 million for the quarter. Due to the seasonal nature of certain businesses, principally within the Learning group, the Corporation's first-quarter results are not indicative of expectations for full-year performance.

The loss from continuing operations for the first quarter of 2002 was $34 million, or $0.05 per common share, compared to earnings from continuing operations in the first quarter of 2001 of $151 million, or $0.24 per share, which in the first quarter of 2001 included a one-time gain principally associated with the sale of The Globe and Mail. Excluding one-time items in both periods, and after adjusting the 2001 results for a new accounting rule that reduces amortization, as if the rule had been in effect for 2001, the comparative quarterly 2002 results were a loss from continuing operations of $32 million, or $0.05 per common share, compared to earnings from continuing operations of $7 million, or $0.01 per share, for the first quarter of 2001. The change primarily reflects dilution from the acquisition of select Harcourt businesses, due to higher interest and amortization costs as well as one-time integration costs.

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THOMSON REPORTS FIRST-QUARTER 2002 RESULTS
May 2, 2002
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     "The continued revenue growth in the Thomson legal, learning, and scientific and healthcare businesses in an uncertain economic environment reflects the strength of our market-leading brands," stated Richard J. Harrington, president and chief executive officer of The Thomson Corporation. "While weak financial markets impacted the growth of our financial group during the quarter, our ongoing efforts to fully integrate our businesses, to leverage initiatives across each of our market groups, to introduce new products and strengthen our customer relationships are paying-off as we continue to drive growth and profitability."

FIRST-QUARTER BUSINESS HIGHLIGHTS:

     -- Legal and Regulatory revenues and EBITDA grew seven percent over the comparable 2001 period to $665 million and $138 million respectively. Westlaw continued to show strong growth in the quarter, particularly in the U.S. and Europe, where usage of the online legal product increased significantly. Revenue growth for the Legal and Regulatory group also benefited from the contribution of newly acquired companies. Revenue growth was negatively impacted by currency translation effects.

     -- The 65 percent increase in Learning revenues reflected strong core academic business performance and contributions from all Harcourt businesses. Most of the profits for the Learning group typically arise in the second half of the year due to the seasonal nature of its academic businesses. Therefore, first-quarter results are not indicative of the anticipated performance for the full year. The EBITDA loss for the quarter was $12 million, which included one-time integration charges and the seasonal loss from the Harcourt academic businesses, as compared to an EBITDA loss of $10 million a year ago.

     -- Financial group revenues, particularly in the investment banking and sales and trading markets, continued to be affected by the global slowdown in the financial markets, resulting in a revenue decline of two percent to $388 million. EBITDA increased two percent to $96 million, from the comparable 2001 period, reflecting efficiencies gained from leveraging and integration initiatives. These comparisons are against a very strong first quarter of 2001. In the first quarter of 2002, the Financial group introduced First Call Analyst, a Web-based investment research and analytical tool that couples sophisticated management tools and portfolio analytics with Thomson content and is fully exportable to Microsoft Excel. Initial response to the product, particularly in Asia and Europe, has been extremely positive.

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THOMSON REPORTS FIRST-QUARTER 2002 RESULTS
May 2, 2002
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     --   In the first quarter, Scientific and Healthcare revenues grew eight percent over the comparable 2001 period to $169 million. Revenues increased because of contributions from the Gardiner-Caldwell acquisition; increased drug information subscriptions within Micromedex; increased patent subscriptions from Derwent World Patent Index and increased sales from citation, patent and genetic information through the ISI Web of Science. EBITDA grew 18 percent to $33 million, reflecting the strong sales and synergies realised from prior-year restructuring efforts in the Healthcare business.

     -- Effective January 1, 2002, Thomson adopted a new accounting rule under CICA Handbook Section 3062 (equivalent to FASB 142 in the United States). Under the new rule, goodwill and identifiable intangible assets with indefinite lives are no longer amortized, but are subject to impairment tests based on fair value. Thomson recently completed its initial impairment review under the new rule and has recognized a non-cash impairment charge to retained earnings in the first quarter of 2002 of $67 million after-tax. This impairment represents less than one percent of the Corporation's identifiable intangible assets and goodwill at March 31, 2002. Thomson expects to record an additional non-cash impairment charge of up to $100 million in the second quarter in connection with the application of the new rule by its equity method investees. This additional non-cash charge will also be reported as a reduction to retained earnings.

     -- Corporate and other costs included within EBITDA were $13 million higher for the first quarter of 2002, largely as a result of higher costs associated with stock appreciation rights.

FINANCIAL OUTLOOK

     The Corporation reaffirmed that its long-term financial targets are to achieve average annual revenue growth between seven percent and nine percent and to expand EBITDA margins. Revenue growth and EBITDA margins for 2002, excluding one-time Harcourt integration costs, are expected to be in line with these long-term targets.

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THOMSON REPORTS FIRST-QUARTER 2002 RESULTS
May 2, 2002
Page 4

DIVIDEND

     The directors of The Thomson Corporation today declared a dividend of 17.5 cents per common share, the same rate of dividend as paid on March 15, 2002. The dividend is payable on June 17, 2002 to holders of common shares of record on May 23, 2002, other than holders of related common shares of The Thomson Corporation PLC (Thomson PLC) who have elected to receive the equivalent dividend of 12.0060 pence per related common share of Thomson PLC in lieu of dividends from The Thomson Corporation.

     Thomson announced today that its principal shareholder, The Woodbridge Company Limited, has extended its commitment to reinvest at least 50 percent of the dividends received by it and its subsidiaries from Thomson in newly issued common shares under the Thomson dividend reinvestment plan for a further three years to June 2005. The commitment was originally made in June 1989, has since been extended twice, and was scheduled to expire in June 2002.

COMMON SHARE OFFERING

     In a separate announcement this morning, Thomson stated it has filed a registration statement with the U.S. Securities and Exchange Commission and a preliminary prospectus with securities regulatory authorities in Canada in connection with a proposed public offering of common shares by Thomson and by its principal shareholder, The Woodbridge Company Limited. In connection with the offering, Thomson has applied to list its common shares on the New York Stock Exchange.

REDEMPTION OF THE THOMSON CORPORATION PLC COMMON SHARES

     In connection with the proposed U.S. listing, The Thomson Corporation PLC (Thomson PLC), a subsidiary of Thomson, has decided to redeem all of its outstanding 1p common shares. As a result, effective today, Thomson shareholders will no longer be able to acquire shares of Thomson PLC. This decision reflects the administrative and other costs associated with these shares. Commencing with its third quarter dividend, Thomson will offer its common shareholders the ability to receive dividends on their Thomson common shares paid in British pounds sterling.

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THOMSON REPORTS FIRST-QUARTER 2002 RESULTS
May 2, 2002
Page 5

THE THOMSON CORPORATION

     The Thomson Corporation, with 2001 revenues of $7.2 billion, is a global leader in providing integrated information solutions to business and professional customers. The Corporation's common shares are currently listed on the Toronto and London stock exchanges.

                                  * * * * * * *

NOTE: THE THOMSON CORPORATION WILL WEBCAST A DISCUSSION OF FIRST-QUARTER RESULTS BEGINNING AT 10:30 AM EDT TODAY. TO PARTICIPATE IN THE WEBCAST, PLEASE VISIT WWW.THOMSON.COM AND CLICK ON THE "INVESTORS" TAB LOCATED AT THE TOP OF THE PAGE.

Note: Ongoing businesses exclude disposals. Disposals are businesses sold or held for sale, which do not qualify as discontinued operations. Our results from continuing operations exclude the results of our discontinued newspaper operations. Earnings before interest, tax, depreciation, amortization and restructuring charges (EBITDA), and operating profit before amortization and restructuring charges (adjusted operating profit), are used by us to measure our operating performance, including our ability to generate cash flow. EBITDA, adjusted operating profit and related measures do not have any standardized meaning prescribed by generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable with the calculation of similar measures for other companies, and should not be viewed as alternatives to operating profit, net income, cash flow from operations or other measures of financial performance calculated in accordance with GAAP. EBITDA and adjusted operating profit are included in our income statement, which allows you to reconcile them with standard GAAP measures.

This news release includes forward-looking statements, which are based on certain assumptions and reflect the Corporation's current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are: actions of our competitors; failure of our significant investments in technology to increase our revenues or decrease our operating costs; failure to fully derive anticipated benefits from our acquisitions; failure to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets; failure to meet the special challenges involved in expansion of our operations outside North America; failure to recruit and retain high quality management and key employees; consolidation of our customers; increased self-sufficiency of our customers; increased accessibility to free or relatively inexpensive information sources; failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements; changes in the general global economic conditions; inadequate protection of our intellectual property rights; an increase in our effective income tax rate; impairment loss affecting our goodwill and identifiable intangible assets recorded on our balance sheet; and failures or disruptions of our electronic delivery systems or the Internet. Additional factors are discussed in the Corporation's materials filed with the securities regulatory authorities in Canada and the United States from time to time. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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THOMSON REPORTS FIRST-QUARTER 2002 RESULTS
May 2, 2002
Page 6

                       CONSOLIDATED STATEMENT OF EARNINGS
             (millions of US dollars, except per common share data)
                                   (unaudited)


                                                            THREE MONTHS ENDED
                                                                 MARCH 31,
                                                               2002      2001
                                                             ------    ------
Revenues                                                      1,662     1,497
Cost of sales, selling, marketing, general and
 administrative expenses                                     (1,434)   (1,270)
                                                             ------    ------
Earnings before interest, tax, depreciation,
  amortization and restructuring charges                        228       227
Depreciation                                                   (119)     (110)
                                                             ------    ------
Operating profit before amortization and
  restructuring charges                                         109       117
Amortization                                                    (66)     (102)
Restructuring charges                                            (6)       (5)
                                                             ------    ------
Operating profit after amortization and
  restructuring charges                                          37        10
Net gains on disposals of businesses and investments              3       273
Net interest expense and other financing costs                  (72)      (46)
Income taxes                                                      7       (69)
Equity in losses of associates                                   (6)      (10)
                                                             ------    ------
(Loss) earnings before dividends declared on
  preference shares                                             (31)      158
Dividends declared on preference shares                          (3)       (7)
                                                             ------    ------
(Loss) earnings from continuing operations                      (34)      151
Earnings from discontinued operations                            --        16
                                                             ------    ------
(Loss) earnings attributable to common shares                   (34)      167
                                                             ======    ======
Basic and fully diluted (loss) earnings per
  common share:
  - from continuing operations                                (0.05)     0.24
  - from discontinued operations                                 --      0.03
                                                             ------    ------
                                                              (0.05)     0.27
                                                             ======    ======
SUPPLEMENTAL EARNINGS INFORMATION:
(Loss) earnings from continuing operations, as above            (34)      151
Adjust for one time items:
    Net gains on disposals of businesses and investments         (3)     (273)
    Restructuring charges                                         6         5
    Tax on above items                                           (1)       75
Effect of new accounting standard(1)                             --        49
                                                             ------    ------
Adjusted (loss) earnings from continuing operations             (32)        7
                                                             ======    ======

Adjusted basic and fully diluted (loss) earnings per
  common share from continuing operations                    ($0.05)   $ 0.01
                                                             ======    ======

NOTES TO CONSOLIDATED STATEMENT OF EARNINGS

(1) Represents the reduction of amortization, net of tax, of identifiable intangible assets and goodwill as if the new accounting rules were in effect in 2001.

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THOMSON REPORTS FIRST-QUARTER 2002 RESULTS
May 2, 2002
Page 7

                          BUSINESS SEGMENT INFORMATION
                            (millions of US dollars)
                                   (unaudited)

                                           THREE MONTHS ENDED MARCH 31,
                                          2002        2001      CHANGE
                                         -----       -----      ------
Revenues:
    Legal and Regulatory                   665         623         6.7%
    Learning                               397         241        64.7%
    Financial                              388         396        -2.0%
    Scientific and Healthcare              169         157         7.6%
    Corporate and other(1)                  48          54       -11.1%
    Intercompany eliminations               (9)         (9)
                                         -----       -----
    Total ongoing businesses             1,658       1,462        13.4%
    Disposals(2)                             4          35
                                         -----       -----
    Total Revenues                       1,662       1,497        11.0%
                                         =====       =====

EBITDA:(3)
    Legal and Regulatory                   138         129         7.0%
    Learning                               (12)        (10)      -20.0%
    Financial                               96          94         2.1%
    Scientific and Healthcare               33          28        17.9%
    Corporate and other(1)                 (26)        (13)
                                         -----       -----
    Total ongoing businesses               229         228         0.4%
    Disposals(2)                            (1)         (1)
                                         -----       -----
    Total EBITDA                           228         227         0.4%
                                         =====       =====

Adjusted Operating Profit:(4)
    Legal and Regulatory                    99          91         8.8%
    Learning                               (41)        (35)      -17.1%
    Financial                               57          57         0.0%
    Scientific and Healthcare               27          21        28.6%
    Corporate and other(1)                 (31)        (15)
                                         -----       -----
    Total ongoing businesses               111         119        -6.7%
    Disposals(2)                            (2)         (2)
                                         -----       -----
    Total adjusted operating profit        109         117        -6.8%
                                         =====       =====

NOTES TO BUSINESS SEGMENT INFORMATION FOR CONTINUING OPERATIONS

(1) Corporate and other includes the results of the Thomson Media group, a non-reportable segment comprised of businesses that provide specialized information to commercial banks and financial services and financial planning companies, as well as corporate costs and costs associated with Thomson stock appreciation rights.
(2) Disposals consist of the results of businesses sold or held for sale, which do not qualify as discontinued operations.
(3) EBITDA is earnings before interest, tax, depreciation, amortization and restructuring charges.
(4) Adjusted operating profit is operating profit before amortization and restructuring charges.

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